September 8, 2011

Ms. Amanda Ravitz
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	New Jersey Mining Company
Pre 14A
Filed July 15, 2011
File No. 000-28837

Dear Ms. Ravitz:

The amended Schedule 14A is filed in response to the Staff’s comment letter of August 10, 2011. The comments have been addressed as follows:

Comment 1: The outstanding comments in the Staff’s letter dated June 24, 2010, on the Company’s preliminary proxy statement filed on June 3, 2010, have been resolved as follows on the Amended Schedule 14A filed on August 24, 2011.

1.	Board of Directors of the Company
Additional requested disclosure has been added to the biographies of each director on pages 9-10.

2.	Information Concerning the Board of Directors
A new section entitled “Board Leadership Structure” has been added on page 18.

3.	Nominating Committee Consideration of Diversity
This issue has been addressed on page 17 in the next to last sentence of the “Nominating Committee” disclosure section.

P.O. Box 1019 • Kellogg, Idaho 83837 • Phone (208) 783-1032 • www.newjerseymining.com

Ms. Amanda Ravitz
Securities and Exchange Commission
September 8, 2011

4.	Director Compensation
Footnote 2 to the Compensation of Directors table has been revised to disclose that the stock awards have been valued in accordance with FASB Accounting Standards Codification Topic on page 18.

5.	Legal Proceedings
The required disclosure has been revised in the Legal proceedings section found on page 19.

6.	Summary Compensation Table
Footnote 1 has been revised to disclose that the stock awards have been valued in accordance with FASB Accounting Standards Codification Topic 718 on page 21.

Comment 2: Per Mr. Jeffery Jaramillo’s correspondence of August 29, 2011, it is our understanding that the Staff has completed its review of our response to Staff comments on the Form 10K for the fiscal year ended December 31, 2010, and the Form 10Q for the period ended March 31, 2011, and all comments have been addressed and resolved.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEW JERSEY MINING COMPANY

By:  /s/Fred W. Brackebusch
       Fred W. Brackebusch, President

P.O. Box 1019 • Kellogg, Idaho 83837 • Phone (208) 783-1032 • www.newjerseymining.com